Mail Stop 3561

      July 7, 2005

Mr. Michael C. Azar, President
Oakmont Acquisition Corp.
33 Bloomfiled Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

      Re:	Oakmont Acquisition Corp.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed June 30, 2005
      File No. 333-124621

Dear Mr. Azar:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

Note 2 - Proposed Public Offering, F-8
1. We note your disclosure regarding the underwriter purchase option
(UPO). Please expand your disclosure to describe all of the material terms of the UPO, including who has the rights to convert (i.e. the holder or the company), and the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the UPO.
2. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statement, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand
MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.




Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	David Menard, Esq.
	Fax: (212) 547-5444

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Mr. Michael C. Azar, President
Oakmont Acquisition Corp.
June 28, 2005
P. 1